Bangkok Bank
ธนาคารกรุงเทพ

05010247

July 26, 2005

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2nd quarter 2005 unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission (SEC)
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/Financial Results).

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

SEC MAIL RECEIVED PROCESSING
AUG - 5 2005
WASH. D.C. 199 SECTION

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

July 20, 2005

Bangkok Bank posts 52.1 % rise in net profit for the first half of 2005

Bangkok Bank's net profit grew by 52.1 percent for the first half of 2005 due to improvements in both net interest income and non-interest income. The bank's net profit for the six-month period ending June 30, 2005, amounted to Baht 11.6 billion, up from Baht 7.6 billion for the same period in 2004.

Net profit for the second quarter rose by 29.8 percent year-on-year but fell by Baht 429 million or 7.1 percent compared with the first quarter of 2005.

Bangkok Bank President Chartsiri Sophonpanich said that the bank is still on track to meet its loan target for the year, "Despite weaker economic conditions at a macro level, at a business level there's still reasonable demand with lending up by 2.7 percent for the year-to-date."

Gross loans increased by Baht 25.4 billion from Baht 932.9 billion to 958.3 billion for the year-to-date.

Interest income rose by 13.9 percent for the half year while interest expenses fell by 11.4 percent, with net interest income rising to Baht 4.2 billion for the six-month period.

Fee income improved by 11.6 percent for the half year, while total non-interest income, rose by 10.6 percent.

"The bank's been seeing a steady increase in fee income each year, broadly in line with our strategy to offer a wider range of products and services for different customer segments," said Mr. Chartsiri.

Personnel expenses rose by 10.8 percent year-on-year, mainly due to salary increases, while total non-interest expenses increased, partly due to an increase in impairments of assets.

Non-performing loans declined to 15.8 percent of total loans and they fell from Baht 158.7 billion at the end of 2004 to Baht 153.9 billion at the end of June. The bank set aside provisioning of Baht 2.1 billion in loan loss reserves, with total loan loss reserves now amounting to Baht 107 billion or 69.5 percent of non-performing loans.

For the year-to-date deposits declined slightly by Baht 5.5 billion, to Baht 1,180.6 billion.

Shareholders' equity rose by Baht 17.2 billion for the six-month period to Baht 132.2 billion at the end of June, 2005; about 5.1 billion of the increase was due to an increase in the value of properties, which are appraised every five years in line with regulatory requirements.

With the inclusion of the half-year profit, Bangkok Bank's capital adequacy ratio was approximately 15.2 percent while the Tier 1 capital ratio was approximately 12.0 percent.

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1
C.B. 1.1

Summary Statement of Assets and Liabilities *
As of 30 June, 2005

ASSETS	Baht
Cash	29,679,569,814.73
Interbank and money market items	120,502,465,059.24
Securities purchased under resale agreements	24,500,000,000.00
Investment in securities, net (with obligations Baht 132,205,142,000.00)	313,707,025,913.65
Credit advances (net of allowance for doubtful accounts)	851,352,388,910.46
Accrued interest receivables	1,551,723,381.50
Properties foreclosed, net	35,694,996,721.79
Customers' liabilities under acceptances	1,012,697,423.87
Premises and equipment, net	33,471,472,915.67
Other assets	8,795,027,382.82
Total Assets	1,420,267,367,523.73
Customers' liabilities under unmatured bills	10,958,162,816.31
Total	1,431,225,530,340.04
LIABILITIES	
Deposits	1,180,607,816,884.49
Interbank and money market items	37,109,118,198.93
Liabilities payable on demand	5,731,886,470.15
Securities sold under repurchase agreements	-
Borrowings	40,362,577,555.01
Bank's liabilities under acceptance	1,012,697,423.87
Other liabilities	23,273,459,209.67
Total Liabilities	1,288,097,555,742.12
SHAREHOLDERS' EQUITY	
Paid-up share capital (registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	71,275,749,123.35
Other reserves and profit and loss account	41,805,633,718.26
Total Shareholders' Equity	132,169,811,781.61
Total Liabilities and Shareholders' Equity	1,420,267,367,523.73
Bank's liabilities under unmatured bills	10,958,162,816.31
Total	1,431,225,530,340.04

Non-Performing Loans for the quarter ended June 30, 2005 (15.82% of total loans before allowance for doubtful accounts)	153,917,513,152.18
Required provisioning for loan loss for the quarter ended June 30, 2005	82,227,207,479.16
Actual allowance for doubtful accounts	107,105,607,131.39
Loans to related parties	38,349,575,308.90
Loans to related asset management companies	9,012,960,000.00
Loans to related parties due to debt restructuring	44,522,869,094.81
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	13,164,183,450.00
Legal capital fund	133,824,532,551.02
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	11,982,638,959.44
Total liabilities	105,201.98
Significant contingent liabilities	
Avals to bills and guarantees of loans	11,457,274,632.41
Letters of credit	30,402,285,199.87

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unaudited"	"Audited"		Unit : Baht
	As at June 30, 2005	As at December 31, 2004	Increase(Decrease)	%
Assets				
Cash	29,679,569,815	30,455,876,023	(776,306,208)	(2.5)
Interbank and money market items	120,502,465,059	129,407,953,304	(8,905,488,245)	(6.9)
Securities purchased under resale agreements	24,500,000,000	32,030,000,000	(7,530,000,000)	(23.5)
Investment in securities, net	313,707,025,913	305,751,776,486	7,955,249,427	2.6
Loans	958,347,993,245	932,940,377,735	25,407,615,510	2.7
Accrued interest receivables	1,551,723,382	1,202,111,540	349,611,842	29.1
Less Allowance for doubtful accounts and for debt restructuring	(106,995,604,335)	(109,365,942,398)	2,370,338,063	2.2
Properties foreclosed, net	35,694,996,722	32,077,907,961	3,617,088,761	11.3
Customers' liabilities under acceptances	1,012,697,424	880,659,148	132,038,276	15.0
Premises and equipment, net	33,471,472,916	29,339,151,357	4,132,321,559	14.1
Other assets	8,795,027,383	15,215,132,726	(6,420,105,343)	(42.2)
Total Assets	1,420,267,367,524	1,399,935,003,882	20,332,363,642	1.5
Liabilities				
Deposits	1,180,607,816,884	1,186,111,453,208	(5,503,636,324)	(0.5)
Interbank and money market items	37,109,118,199	33,169,815,536	3,939,302,663	11.9
Liabilities payable on demand	5,731,886,470	4,036,962,120	1,694,924,350	42.0
Borrowings	40,362,577,555	38,429,122,171	1,933,455,384	5.0
Bank's liabilities under acceptances	1,012,697,424	880,659,148	132,038,276	15.0
Other liabilities	23,273,459,210	22,341,087,853	932,371,357	4.2
Total liabilities	1,288,097,555,742	1,284,969,100,036	3,128,455,706	0.2
Shareholders' Equity				
Paid-up share capital	19,088,428,940	19,088,428,940	-	0.0
Reserves and net profit after appropriation	71,275,749,123	63,842,577,523	7,433,171,600	11.6
Other reserves and profit and loss account	1,805,633,719	32,034,897,383	9,770,736,336	30.5
Total Shareholders' Equity	132,169,811,782	114,965,903,846	17,203,907,936	15.0
Total Liabilities and Shareholders' Equity	1,420,267,367,524	1,399,935,003,882	20,332,363,642	1.5

ธนาคารกรุงเทพ
Bangkok Bank

Document no.3

BANGKOK BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30,
(UNAUDITED)

Unit : Baht

		2005	2004	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		9,527,024,718	8,330,005,059	1,197,019,659	14.4
Interest on interbank and money market items		1,070,374,663	574,245,940	496,128,723	86.4
Investments		2,394,066,151	2,449,476,105	(55,409,954)	(2.3)
Total interest and dividend income		12,991,465,532	11,353,727,104	1,637,738,428	14.4
Interest expenses					
Interest on deposits		2,645,326,724	2,428,348,092	216,978,632	8.9
Interest on interbank and money market items		233,648,634	95,400,364	138,248,270	144.9
Interest on borrowings		953,030,923	909,049,016	43,981,907	4.8
Total interest expenses		3,832,006,281	3,432,797,472	399,208,809	11.6
Net interest and dividend income		9,159,459,251	7,920,929,632	1,238,529,619	15.6
Bad debt and doubtful accounts and loss on debt restructuring		1,067,322,101	1,043,691,738	23,630,363	2.3
Non-interest income					
Gain on investments, net		514,613,164	117,239,572	397,373,592	338.9
Fees and service income		3,277,298,385	2,917,260,955	360,037,430	12.3
Gain on exchange, net		825,053,878	644,234,875	180,819,003	28.1
Other income		540,740,660	508,669,171	32,071,489	6.3
Total non-interest income		5,157,706,087	4,187,404,573	970,301,514	23.2
Non-interest expenses					
Personnel expenses		2,339,647,037	2,104,968,068	234,678,969	11.1
Premises and equipment expenses		1,413,158,243	1,211,710,990	201,447,253	16.6
Taxes and duties		636,720,986	406,925,125	229,795,861	56.5
Fees and service expenses		607,390,887	551,787,125	55,603,762	10.1
Contributions to the Financial Institutions Development Fund		1,118,603,242	1,047,887,466	70,715,776	6.7
Other expenses		1,560,541,913	1,446,560,920	113,980,993	7.9
Total non-interest expenses		7,676,062,308	6,769,839,694	906,222,614	13.4
Income before income tax		5,573,780,929	4,294,802,773	1,278,978,156	29.8
Income tax expenses		-	-	-	
Net income		5,573,780,929	4,294,802,773	1,278,978,156	29.8
Earnings per share	Baht	2.92	2.25	0.67	29.8
Weighted average number of ordinary shares	Shares	1,908,711,239	1,908,497,894	213,345	0.0

ธนาคารกรุงเทพ
Bangkok Bank

Document no.4

BANGKOK BANK PUBLIC COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE HALF YEARS ENDED JUNE 30,
(UNAUDITED)

Unit : Baht

		2005	2004	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		19,189,094,219	16,241,965,817	2,947,128,402	18.1
Interest on interbank and money market items		2,079,835,373	1,334,218,103	745,617,270	55.9
Investments		4,887,019,662	5,382,314,799	(495,295,137)	(9.2)
Total interest and dividend income		26,155,949,254	22,958,498,719	3,197,450,535	13.9
Interest expenses					
Interest on deposits		5,210,459,587	4,901,988,436	308,471,151	6.3
Interest on interbank and money market items		330,133,634	208,340,916	121,792,718	58.5
Interest on borrowings		1,865,857,973	3,251,073,230	(1,385,215,257)	(42.6)
Total interest expenses		7,406,451,194	8,361,402,582	(954,951,388)	(11.4)
Net interest and dividend income		18,749,498,060	14,597,096,137	4,152,401,923	28.4
Bad debt and doubtful accounts and loss on debt restructuring		2,056,803,562	2,062,034,180	(5,230,618)	(0.3)
Non-interest income					
Gain on investments, net		361,992,590	462,413,870	(100,421,280)	(21.7)
Fees and service income		6,557,420,180	5,876,677,510	680,742,670	11.6
Gain on exchange, net		1,480,997,493	1,314,924,812	166,072,681	12.6
Other income		1,068,564,701	905,016,438	163,548,263	18.1
Total non-interest income		9,468,974,964	8,559,032,630	909,942,334	10.6
Non-interest expenses					
Personnel expenses		4,673,399,506	4,217,489,339	455,910,167	10.8
Premises and equipment expenses		2,621,877,639	2,266,294,234	355,583,405	15.7
Taxes and duties		1,298,819,902	953,414,415	345,405,487	36.2
Fees and service expenses		1,133,652,478	1,580,210,353	(446,557,875)	(28.3)
Contributions to the Financial Institutions Development Fund		2,237,206,484	2,095,774,932	141,431,552	6.7
Other expenses		2,619,936,614	2,368,607,797	251,328,817	10.6
Total non-interest expenses		14,584,892,623	13,481,791,070	1,103,101,553	8.2
Income before income tax		11,576,776,839	7,612,303,517	3,964,473,322	52.1
Income tax expenses		-	-	-	
Net income		11,576,776,839	7,612,303,517	3,964,473,322	52.1
Earnings per share	Baht	6.07	3.99	2.08	52.1
Weighted average number of ordinary shares	Shares	1,908,711,239	1,908,497,894	213,345	0.0

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 5

Summary of Financial Results for the Period ended June 30, 2005,
Bangkok Bank Public Company Limited

Significant items in the first half of 2005

In the first half of 2005, Bangkok Bank recorded a net profit of Baht 11.6 billion, an increase of Baht 4.0 billion, or 52.1 percent, compared with the first half of 2004. The increase in the net profit is attributable to an increase in net interest and dividend income of Baht 4.2 billion, and non-interest income increased by Baht 910 million. The income rose in a greater proportion than the non-interest expenses increased by Baht 1.1 billion.

Profit per share increased from Baht 3.99 in the first half of 2004 to Baht 6.07 in this period.

For the second quarter of 2005, the Bank recorded a net profit of Baht 5.6 billion, an increase of Baht 1.3 billion, or 29.8 percent than in the same period last year. This is because the Bank's net interest and dividend income rose by Baht 1.2 billion, while non-interest income increased by Baht 970 million. The non-interest income for the quarter increased more than non-interest expenses which rose by Baht 906 million.

Profit per share increased from Baht 2.25 in the second quarter of 2004 to Baht 2.92 in this quarter.

At the end of the first half of 2005, the Bank had net outstanding loans of Baht 851.4 billion, an increase of Baht 27.8 billion, or 3.4 percent from that at the end of December 2004. Total deposits amounted to Baht 1,180.6 billion, a decrease of Baht 5.5 billion, or 0.5 percent.

In addition, in May 2005 the Bank paid a dividend of Baht 1.0 per share to holders of common shares.

Important items on the balance sheet

Total assets as of June 30, 2005, amounted to Baht 1,420.3 billion, an increase of Baht 20.3 billion, or 1.5 percent, compared with December 31, 2004. Significant items for the period were as follows:

Interbank and money market assets, as of June 30, 2005, amounted to Baht 120.5 billion, a decrease of Baht 8.9 billion, or 6.9 percent, from December 31, 2004. This was due to a decrease in the Bank's deposits at other financial institutions.

Securities purchased under resale agreements, as of June 30, 2005, amounted to Baht 24.5 billion, a decrease of Baht 7.5 billion since December 31, 2004. This was due to the Bank's liquidity management policy.

Net investments, as of June 30, 2005, amounted to Baht 313.7 billion, an increase of Baht 8.0 billion, or 2.6 percent, from December 31, 2004. Of the total, investments in debt instruments amounted to Baht 281.6 billion, an increase of Baht 4.4 billion. The increase was mainly incurred in investments in securities issued by the Government and state enterprises. Investments in equities amounted to Baht 32.1 billion, an increase of Baht 3.5 billion. The increase is mainly attributable to the acquisition of shares as a result of debt restructuring.

Loans as of June 30, 2005 amounted to Baht 958.3 billion, an increase of Baht 25.4 billion, or 2.7 percent, from December 31, 2004.

Total loan loss reserves as of June 30, 2005 amounted to Baht 107.0 billion, a decrease of Baht 2.4 billion compared with December 31, 2004.

As of June 30, 2005, the Bank had loans and accrued interest receivables, classified in accordance with the regulations announced by the Bank of Thailand dated August 23, 2004, from classifications of 'sub-standard' to 'doubtful-of-loss' of Baht 154.0 billion. The amount decreased by Baht 4.8 billion or 3.0 percent from Baht 158.7 billion on December 31, 2004. Details of the classified loans and accrued interest receivables and the respective reserves are as follows:

(billion Baht)

	Loans and Accrued Interest Receivable*	Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT **	% Required by BOT	Reserves Recorded by Bank ***
1.1 Allowance for doubtful accounts from classified loans				
Normal	782.0	421.9	1	4.2
Special Mentioned	23.9	7.7	2	0.1
Substandard	16.3	5.8	20	1.2
Doubtful	54.0	33.0	50	16.5
Doubtful of Loss	83.7	40.4	100	43.6
Total	959.9	508.8		65.6
1.2 Revaluation allowance for debt restructuring				16.5
Total Allowance according to BOT regulations (1.1+1.2)				82.1
Allowance established in excess of BOT's regulations				24.9
Total allowance for doubtful accounts and revaluation allowancefor debt restructuring				107.0

* Excluding interbank and money market items amounting to Baht 14.3 billion

** Excluding interbank and money market items amounting to Baht 11.0 billion

*** Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 110.0 million.

For the first half of 2005, the Bank restructured loans of Baht 37.6 billion. As of June 30, 2005, non-performing loans (including interbank and money market items), defined in accordance with the Bank of Thailand's regulations amounted to Baht 153.9 billion, accounting for 15.8 percent of total outstanding loans. When compared to December 31, 2004, the non-performing loans decreased by Baht 4.8 billion, or 3.0 percent.

	(billion Baht)
Non- performing loans (NPL)	153.9
Total loans used for NPL ratio calculation	972.7
NPL as percentage of total loans	15.8

Net foreclosed properties as of June 30, 2005, amounted to Baht 35.7 billion, an increase of Baht 3.6 billion, or 11.3 percent, from December 31, 2004. This was due to additional transfers of foreclosed properties from debtors to the Bank.

Liabilities, as of June 30, 2005, totaled Baht 1,288.1 billion, an increase of Baht 3.1 billion, or 0.2 percent, from December 31, 2004. Significant items were as follows:

Total deposits as of June 30, 2005 amounted to Baht 1,180.6 billion, a decrease of Baht 5.5 billion, or 0.5 percent, from December 31, 2004.

Interbank and money market liabilities as of June 30, 2005 amounted to Baht 37.1 billion, an increase of Baht 3.9 billion, or 11.9 percent.

Borrowings, as of June 30, 2005, totaled Baht 40.4 billion, an increase of Baht 1.9 billion, or 5.0 percent, from that on December 31, 2004.

Net shareholders' equity, as of June 30, 2005, totaled Baht 132.2 billion, an increase of Baht 17.2 billion, or 15.0 percent, from December 31, 2004. The increase in net shareholders' equity was in part due to the profit of Baht 11.6 billion for the first half of 2005, and an appreciation in reserves of Baht 5.1billion for land and buildings after reappraisal.

As of June 30, 2005, the Bank had legal capital of Baht 133.8 billion and Tier 1 capital of Baht 103.5 billion. The Bank's capital adequacy ratio and Tier 1 capital ratio as defined by the Bank of Thailand's were approximately 13.9 percent and 10.8 percent, respectively. With the inclusion of the net profits for the first half of 2005 ending June 30, 2005; the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 15.2 percent and 12.0 percent, respectively.

Important items in the statement of income for the first half of 2005

In the first half of 2005, the Bank earned a net profit of Baht 11.6 billion, an increase of Baht 4.0 billion, or 52.1 percent, from the same period in 2004. Significant items are as follows:

Net interest and dividend income for the first half of 2005 was equal to Baht 18.7 billion, an increase of Baht 4.2 billion, or 28.4 percent, from that in the first half of 2004. This was because of an increase in interest and dividend income of Baht 3.2 billion, or 13.9 percent to Baht 26.2 billion. The increase in interest and dividend income was largely as a result of a rise in interest income from loan growth.

Interest expenses totaled Baht 7.4 billion, a decrease of Baht 1.0 billion, or 11.4 percent, from that in the first half of 2004, partly due to the decrease in interest expenses on the partial redemption of the Capital Augmented Preferred Securities (CAPS), the adjustment of terms on the remaining CAPS, and the subordinated convertible debentures that had matured.

In the first half of 2005, the Bank had expenses from bad debts and doubtful accounts and losses on debt restructuring of Baht 2.1 billion, a decrease of Baht 5 million from the first half of 2004.

Non-interest income totaled Baht 9.5 billion, an increase of Baht 910 million, or 10.6 percent, from the first half of 2004 with the significant items as follows:

In the first half of 2005, the Bank earned fees and service income of Baht 6.6 billion, an increase of Baht 681 million, or 11.6 percent, compared with the first half of 2004. The increase was attributable largely to revenues from money transfers and credit cards. Profit from foreign exchange totaled Baht 1.5 billion, an increase of Baht 166 million, or 12.6 percent, compared with the first half of 2004.

The Bank recorded a net profit from investments of Baht 362 million, a decrease of Baht 100 million from Baht 462 million in the first half of 2004. Despite decreases in impairment of investment, profit from sales of investments fell by more. The Bank also recorded an increase of Baht 153 million in profit from investments in subsidiaries and associated companies per the equity method.

The Bank's non-interest expenses totaled Baht 14.6 billion, an increase of Baht 1.1 billion, or 8.2 percent, from the first half of 2004. The result was due to an increase of Baht 456 million in personnel expenses, an increase of Baht 356 million in expenses for the renovation of buildings, an increase of Baht 345 million in tax payments, and an increase of Baht 141 million in contributions to the Financial Institution Development Fund. The costs for legal proceedings decreased by Baht 628 million, and the Bank also set aside an additional Baht 132 million in provisioning for impairment of foreclosed assets.

Important items in the statement of income in the second quarter of 2005

In the second quarter of 2005, Bangkok Bank recorded a net profit of Baht 5.6 billion, an increase of Baht 1.3 billion, or 29.8 percent, compared with the second quarter in 2004. Significant items are as follows:

In the second quarter of 2005, the Bank's net interest and dividend income totaled Baht 9.2 billion, an increase of Baht 1.2 billion, or 15.6 percent in comparison to that in the second quarter of 2004. Interest and dividend income rose by Baht 1.6 billion, or 14.4 percent, to Baht 13.0 billion, largely due to an increase in interest income from loans.

Interest expenses totaled Baht 3.8 billion, an increase of Baht 399 million, or 11.6 percent, from that in the second quarter of 2004. This is because deposit interest grew in line with deposits, while interest expenses on interbank and money market liabilities also increased in line with the increases in the interest rates in the market.

In the second quarter of 2005, the Bank had expenses from bad debts and doubtful accounts and losses on debt restructuring of Baht 1.1 billion, an increase of Baht 24 million compared with the second quarter of 2004.

ธนาคารกรุงเทพ
Bangkok Bank

Non-interest income totaled Baht 5.2 billion, an increase of Baht 970 million, or 23.2 percent, from that in the second quarter of 2004 with the significant items as follows:

In the second quarter of 2005, the Bank had net profits from investments of Baht 515 million, an increase of Baht 397 million from net gains of Baht 117 million in the second quarter of 2004. This was due to an increase of Baht 111 million in profit from sales of investments, while the Bank set aside provisioning for impairment of investments Baht 297 million less than that in the second quarter of 2004.

Fees and service income amounted to Baht 3.3 billion, an increase of Baht 360 million, or 12.3 percent, from the first quarter of 2004. The increase was attributable largely to revenues from money transfers and credit cards.

Profit from foreign exchange totaled Baht 825 million, an increase of Baht 181 million, or 28.1 percent, from the second half of 2004.

The Bank's non-interest expenses totaled Baht 7.7 billion, an increase of Baht 906 million, or 13.4 percent, from that in the second half of 2004. The result was due to an increase of Baht 235 million in personnel expenses, an increase of Baht 201 million in expenses for renovation of buildings, an increase of Baht 230 million in tax payments, an increase of Baht 56 million in service fees, and an increase of Baht 71 million in contributions to the Financial Institution Development Fund. The Bank also set aside an additional Baht 82 million in provisioning for impairment of foreclosed assets.